Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES THIRD QUARTER AND YEAR TO DATE RESULTS

November 3, 2011, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2011.

On January 1, 2011, we adopted United States generally accepted accounting principles (“GAAP”) as our primary basis of accounting. All financial information in this press release has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	2011	2010	2011	2010

Sales	$6,970	$5,778	$21,497	$17,026

Operating income	$164	$328	$926	$973

Net income attributable to Magna International Inc.	$102	$266	$706	$784

Diluted earnings per share	$0.42	$1.14	$2.89	$3.43

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

THREE MONTHS ENDED SEPTEMBER 30, 2011

We posted sales of $7.0 billion for the third quarter ended September 30, 2011, an increase of 21% from the third quarter of 2010. We achieved this sales increase in a period when vehicle production increased 4% in Western Europe and 8% in North America, both relative to the third quarter of 2010. Our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales all increased in the third quarter of 2011 relative to the comparable quarter in 2010.

Complete vehicle assembly sales increased 28% to $663 million for the third quarter of 2011 compared to $519 million for the third quarter of 2010, while complete vehicle assembly volumes increased 55% to approximately 32,000 units.

During the third quarter of 2011, operating income was $164 million, net income attributable to Magna International Inc. was $102 million and diluted earnings per share were $0.42, decreases of $164 million, $164 million and $0.72, respectively, each compared to the third quarter of 2010.  During the third quarter of 2011, we recorded other expense relating to the disposal of a non-strategic interior systems operation and the cost of entering into an agreement pertaining to the settlement of certain claims. These items negatively impacted operating income and net income by $124 million and diluted earnings per share by $0.52.

During the third quarter ended September 30, 2011, we generated cash from operations of $393 million before changes in non-cash operating assets and liabilities, and invested $148 million in non-cash operating assets and liabilities. Total investment activities for the third quarter of 2011 were $383 million, including $338 million in fixed asset additions, $40 million in investments and other assets, and $5 million to purchase subsidiaries.

NINE MONTHS ENDED SEPTEMBER 30, 2011

We posted sales of $21.5 billion for the nine months ended September 30, 2011, an increase of 26% from the nine months ended September 30, 2010. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales.

During the nine months ended September 30, 2011, vehicle production increased 8% to 9.7 million units in North America and 5% to 10.3 million units in Western Europe, each compared to the first nine months of 2010.

Complete vehicle assembly sales increased 33% to $2.1 billion for the nine months ended September 30, 2011 compared to $1.6 billion for the nine months ended September 30, 2010, while complete vehicle assembly volumes increased 65% to approximately 100,000 units.

During the nine months ended September 30, 2011, operating income was $926 million, net income attributable to Magna International Inc. was $706 million and diluted earnings per share were $2.89, decreases of $47 million, $78 million and $0.54, respectively, each compared to the first nine months of 2010.  During the nine months ended September 30, 2011, we recorded other expense relating to the disposal of a non-strategic interior systems operation, the cost of entering into an agreement pertaining to the settlement of certain claims, the write down of real estate, and a gain on disposal of an equity accounted investment. These items negatively impacted operating income and net income by $123 million and diluted earnings per share by $0.50.

During the nine months ended September 30, 2011, we generated cash from operations before changes in non-cash operating assets and liabilities of $1.4 billion, and invested $926 million in non-cash operating assets and liabilities. Total investment activities for the first nine months of 2011 were $867 million, including $708 million in fixed asset additions, $140 million in investments and other assets and $19 million to purchase subsidiaries.

A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2011 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Today, our Board of Directors declared a quarterly dividend of $0.25 with respect to our outstanding Common Shares for the quarter ended September 30, 2011. This dividend is payable on December 15, 2011 to shareholders of record on November 30, 2011.

Subject to approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved a normal course issuer bid to purchase up to 12.0 million of our Common Shares. This new normal course issuer bid is expected to commence on or about November 11, 2011 and will terminate one year later.

UPDATED 2011 OUTLOOK

Light Vehicle Production (Units)
North America	12.9 million
Western Europe	13.6 million

Production Sales
North America	$13.6 billion - $13.9 billion
Europe	$8.5 billion - $8.7 billion
Rest of World	$1.3 billion - $1.4 billion
Total Production Sales	$23.4 billion - $24.0 billion

Complete Vehicle Assembly Sales	$2.6 billion - $2.8 billion

Total Sales	$28.1 billion - $28.9 billion

Operating Margin*	Approximately 4.75%

Income Tax Rate*	Approximately 22%

Capital Spending	$1.0 billion - $1.1 billion

* Excluding other expense/income (unusual items)

In this 2011 outlook, in addition to 2011 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

We have approximately 107,000 employees in 275 manufacturing operations and 85 product development, engineering and sales centres in 26 countries.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Thursday, November 3, 2011 at 8:00 a.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-909-4195. The number for overseas callers is 1-212-231-2931. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday morning prior to the call.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Karin Kaminski at 905-726-7103.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s expected production sales, based on expected light vehicle production in North America and Western Europe; Magna’s expected production sales in the North America, Europe and Rest of World segments; complete vehicle assembly sales; consolidated operating margin; effective income tax rate; and fixed asset expenditures. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic growth or a deterioration of economic conditions; the impact of potential disruptions in the capital and credit markets; uncertainty with respect to the financial condition of a number of governments, particularly in Europe; production volume levels; the impact of the insolvency or bankruptcy of a critical supplier; the highly competitive nature of the automotive parts supply business; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; the inability of sub-suppliers to timely accommodate demand for their parts; a shift away from technologies in which we are investing; restructuring, downsizing and/or other significant non-recurring costs; impairment charges related to goodwill, long-lived assets and deferred tax assets; our ability to diversify our sales; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; our ability to shift our manufacturing footprint to take advantage of opportunities in growing markets; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other growing markets; exposure to elevated commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the potential bankruptcy of a major automotive customer; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2011 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2010 included in our 2010 Annual Report to Shareholders.

On January 1, 2011, we adopted United States generally accepted accounting principles (“GAAP”) as our primary basis of accounting, as further discussed in note 1[b] to the unaudited interim consolidated financial statements and the accounting policies as set out in notes 1 and 28 to the annual consolidated financial statements for the year ended December 31, 2010.

The adoption of U.S. GAAP did not have a material change on our accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010. All comparative financial information contained in this MD&A and the unaudited interim consolidated financial statements has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

This MD&A has been prepared as at November 3, 2011.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2011, we had 275 manufacturing operations and 85 product development, engineering and sales centres in 26 countries.

HIGHLIGHTS

Our third quarter 2011 total sales increased 21% over the third quarter of 2010, a period in which North American and Western European light vehicle production increased 8% and 4%, respectively. Our North American, European and Rest of World production sales, as well as complete vehicle assembly sales, and tooling, engineering and other sales all increased relative to the third quarter of 2010. In particular, production sales in Rest of World, our fastest growing segment, increased 73% compared to the third quarter of 2010, reflecting our significant ongoing activity in a number of fast-growing regions around the world.

Despite the increase in total sales, our operating income decreased $164 million to $164 million for the third quarter of 2011. Some of the factors for the decrease included: a $113 million charge associated with our disposal of a non-strategic interior systems operation; operating inefficiencies and other costs, in particular at our interiors and exteriors systems business in Europe; higher commodity costs; higher warranty costs; and new facility costs incurred to support our growth around the world. These factors more than offset the operating income earned on increased sales in the third quarter of 2011.

Our top priority continues to be the improvement of our underperforming operations in Europe. Based on our current plans, we expect to see an improvement in operating results, excluding other expense (income), for both our exteriors and interiors business and our Europe segment in general, for the fourth quarter of this year, along with further improvement beyond 2011.

We are making substantial investments in new facilities to support business awards around the world that are expected to result in future growth in sales and earnings. Those investments, however, negatively impact our earnings in the short term. In addition, we recently announced the following:

•                  the formation of a joint venture in Wuhu, China to purchase an existing molding and painting facility to supply front and rear fascias;

•                  construction of a new greenfield manufacturing facility in Tianjin, China to supply rear axle drives and power take-off units for Volkswagen and Audi; and

•                  the opening of a new complete vehicle engineering centre in Shanghai, China, expanding our presence and capabilities in the country.

During the third quarter of 2011, we repurchased and cancelled 5.5 million Common Shares under our existing normal course issuer bid. In addition, subject to approval by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our Board of Directors approved a normal course issuer bid to purchase up to 12.0 million of our Common Shares. This new normal course issuer bid is expected to commence on or about November 11, 2011 and will terminate one year later.

In October 2011, we announced that we are cooperating with the United States Department of Justice (“DOJ”) with respect to an ongoing antitrust investigation of the automotive tooling industry, as discussed in the “Industry Trends and Risks” and “Subsequent Events” sections.

FINANCIAL RESULTS SUMMARY

During the third quarter of 2011 we posted sales of $7.0 billion, an increase of 21% from the third quarter of 2010. This higher sales level was a result of increases in our North American, European and Rest of World production sales and Complete vehicle assembly sales. Comparing the third quarters of 2011 to 2010:

•                  North American vehicle production increased 8% and our North American production sales increased 15%;

•                  Western European vehicle production increased 4% and our European production sales increased 28%;

•                  Complete vehicle assembly sales increased 28% to $663 million, as complete vehicle assembly volumes increased 55%;

•                  Rest of World production sales increased 73% to $365 million; and

•                  Tooling, engineering and other sales increased 1% to $516 million.

During the third quarter of 2011, we earned operating income of $164 million compared to $328 million for the third quarter of 2010. Excluding other expense (income) recorded in the third quarters of 2011 and 2010, as discussed in the “Other Expense” section, the $24 million decrease in operating income was primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  pre-operating costs incurred at new facilities;

•                  the $33 million benefit related to the recovery of previously expensed engineering and design costs in the third quarter of 2010;

•                  increased commodity costs;

•                  higher warranty costs of $19 million;

•                  higher costs related to launches in our components business;

•                  higher restructuring and downsizing costs; and

•                  net customer price concessions subsequent to the third quarter of 2010.

These factors were partially offset by:

•                  increased margins earned on significantly higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2010;

•                  lower incentive compensation;

•                  a $16 million stock-based compensation charge in the third quarter of 2010 as a result of modifying option agreements with two departing employees;

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  the disposition of a non-strategic interior systems operation during the third quarter of 2011;

•                  lower employee profit sharing;

•                  productivity and efficiency improvements at certain facilities; and

•                  lower stock-based compensation.

During the third quarter of 2011, net income decreased $166 million to $100 million compared to $266 million for the third quarter of 2010. Excluding other expense (income) recorded in the third quarters of 2011 and 2010, as discussed in the “Other Expense” section, net income for the third quarter of 2011 decreased $26 million. The decrease in net income was a result of the decrease in operating income and higher income taxes primarily as a result of an increase in losses not benefitted in Europe.

During the third quarter of 2011, our diluted earnings per share decreased by $0.72 to $0.42 compared to $1.14 for the third quarter of 2010. Diluted earnings per share was impacted by other expense (income), as discussed in the “Other Expense” section. Other expense (income) negatively impacted our diluted earnings per share for the third quarter of 2011 by $0.52 and positively impacted diluted earnings per share for the third quarter of 2010 by $0.07. Excluding other expense (income), the $0.13 decrease in diluted earnings per share is a result of the decrease in net income and an increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was due to the net issue of shares during 2010 related primarily to the court-approved plan of arrangement completed August 31, 2010 (“the Arrangement”) that eliminated our dual-class share structure and an increase in the number of diluted shares associated with stock options partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bid.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010, and remain substantially unchanged in respect of the third quarter ended September 30, 2011. With respect to the risk of legal claims and/or regulatory actions referred to in our Annual Information Form and Annual Report on 40-F, readers should note that in recent years, governments around the world have increased their regulation of antitrust, anti-bribery, securities and other laws, and have significantly increased their enforcement activities relating to such laws. In the case of antitrust laws, U.S. and European regulators have been particularly active in enforcement activities against automotive suppliers, including for such offences as bid rigging and price fixing in respect of automotive wire harness systems and occupant restraint systems. We are currently cooperating with the DOJ in respect of an antitrust investigation of the automotive tooling industry. In connection with such investigation, the DOJ has requested documents related to various tooling bids, including a tooling program for which a subsidiary unit of ours acted as a Tier 1 supplier. Government enforcement of antitrust and other laws is expected to continue to intensify. Suppliers which are the targets of such enforcement activities could face criminal charges, penalties and fines, with culpable employees facing jail terms. Such suppliers may also face an increased likelihood of civil lawsuits from third parties adversely affected by antitrust violations.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months ended September 30,			For the nine months ended September 30,
	2011	2010	Change	2011	2010	Change
1 Canadian dollar equals U.S. dollars	1.021	0.963	+ 6%	1.023	0.966	+ 6%
1 euro equals U.S. dollars	1.411	1.295	+ 9%	1.406	1.317	+ 7%
1 British pound equals U.S. dollars	1.609	1.552	+ 4%	1.614	1.536	+ 5%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2011 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011

Sales

	For the three months ended September 30,
	2011	2010	Change
Vehicle Production Volumes (millions of units)
North America	3.222	2.989	+ 8%
Western Europe	3.027	2.898	+ 4%

Sales
External Production
North America	$3,382	$2,945	+ 15%
Europe	2,044	1,592	+ 28%
Rest of World	365	211	+ 73%
Complete Vehicle Assembly	663	519	+ 28%
Tooling, Engineering and Other	516	511	+ 1%
Total Sales	$6,970	$5,778	+ 21%

External Production Sales - North America

External production sales in North America increased 15% or $437 million to $3.38 billion for the third quarter of 2011 compared to $2.95 billion for the third quarter of 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2010, including the:

•                  Chevrolet Cruze;

•                  BMW X3;

•                  Ford Explorer cross utility vehicle (“CUV”);

•                  Dodge Durango;

•                  Chevrolet Equinox;

•                  Volkswagen Passat; and

•                  Chevrolet Volt;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  an increase in production volumes on certain existing programs;

•                  an increase in content on certain programs, including the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  acquisitions completed during or subsequent to the third quarter of 2010; and

•                  an increase in sales for non-traditional markets.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the third quarter of 2010, including the:

•                  Chevrolet HHR;

•                  Mercury brand vehicles;

•                  Ford Explorer sports utility vehicle (“SUV”); and

•                  Buick Lucerne;

•                  a decrease in content on certain programs, including the Jeep Wrangler; and

•                  net customer price concessions subsequent to the third quarter of 2010.

External Production Sales - Europe

External production sales in Europe increased 28% or $452 million to $2.04 billion for the third quarter of 2011 compared to $1.59 billion for the third quarter of 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2010, including the:

•                  MINI Countryman;

•                  Range Rover Evoque; and

•                  Mercedes-Benz C-Class Coupe;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;

•                  an increase in production volumes on certain existing programs;

•                  acquisitions completed subsequent to the third quarter of 2010, including Erhard & Söhne GmbH (“Erhard & Söhne”); and

•                  an increase in sales for non-traditional markets.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the third quarter of 2010, including the BMW X3;

•                  the disposition of a non-strategic interior systems operation during the third quarter of 2011; and

•                  net customer price concessions subsequent to the third quarter of 2010.

External Production Sales — Rest of World

External production sales in Rest of World increased 73% or $154 million to $365 million for the third quarter of 2011 compared to $211 million for the third quarter of 2010. The increase in production sales is primarily as a result of:

•                  acquisitions completed during or subsequent to the third quarter of 2010, including Resil Minas (“Resil”) and Pabsa S.A. (“Pabsa”), which positively impacted sales by $88 million;

•                  an increase in production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to the third quarter of 2010 in China and Brazil; and

•                  a $17 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies, including the Chinese Renminbi, Brazilian real and Korean Won, against the U.S. dollar.

Complete Vehicle Assembly Sales

	For the three months
	ended September 30,
	2011	2010	Change

Complete Vehicle Assembly Sales	$663	$519	+ 28%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class, Aston Martin Rapide and BMW X3	31,939	20,664	+ 55%

Complete vehicle assembly sales increased 28% or $144 million to $663 million for the third quarter of 2011 compared to $519 million for the third quarter of 2010 while assembly volumes increased 55% or 11,275 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs during the third quarter of 2010, including the MINI Countryman;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class.

These factors were partially offset by:

•                  the end of production on certain assembly programs at our Magna Steyr facility, including the BMW X3 in the third quarter of 2010; and

•                  a decrease in assembly volumes for the Aston Martin Rapide.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 1% or $5 million to $516 million for the third quarter of 2011 compared to $511 million for the third quarter of 2010.

In the third quarter of 2011 the major programs for which we recorded tooling, engineering and other sales were the:

•                  Mercedes-Benz M-Class;

•                  MINI Cooper and Countryman;

•                  Ford Fusion;

•                  Opel Calibra;

•                  Chery A6 Coupe;

•                  Jaguar XJ;

•                  Ford Ranger;

•                  Chevrolet Sonic;

•                  Peugeot RCZ; and

•                  BMW X3.

In the third quarter of 2010 the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Jeep Grand Cherokee;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Porsche Cayenne;

•                  Chevrolet Silverado and GMC Sierra; and

•                  Chevrolet Volt.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

Cost of Goods Sold and Gross Margin

	For the three months
	ended September 30,
	2011	2010

Sales	$6,970	$5,778

Cost of goods sold
Material	4,507	3,592
Direct labour	467	396
Overhead	1,227	1,034
	6,201	5,022
Gross margin	$769	$756

Gross margin as a percentage of sales	11.0%	13.1%

Cost of goods sold increased $1.2 billion to $6.2 billion for the third quarter of 2011 compared to $5.0 billion for the third quarter of 2010 primarily as a result of:

•                  increased material, overhead and labour costs associated with the increase in sales;

•                  an increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•                  $132 million related to acquisitions completed subsequent to the third quarter of 2010, including Resil, Pabsa and Erhard & Söhne; and

•                  increased commodity costs.

These factors were partially offset by the disposition of a non-strategic interior systems operation during the third quarter of 2011.

Gross margin increased $13 million to $769 million for the third quarter of 2011 compared to $756 million for the third quarter of 2010 and gross margin as a percentage of total sales decreased to 11.0% for the third quarter of 2011 compared to 13.1% for the third quarter of 2010. The decrease in gross margin as a percentage of total sales was substantially due to:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  the $33 million benefit related to the recovery of previously expensed engineering and design costs in the third quarter of 2010;

•                  pre-operating costs incurred at new facilities;

•                  increased commodity costs;

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  higher warranty costs;

•                  higher costs related to launches in our components business; and

•                  net customer price concessions subsequent to the third quarter of 2010.

These factors were partially offset by:

•                  the disposition of a non-strategic interior systems operation during the third quarter of 2011;

•                  the elimination of launch costs at our complete vehicle assembly operations;

•                  productivity and efficiency improvements at certain facilities; and

•                  lower employee profit sharing.

Depreciation and Amortization

Depreciation and amortization costs increased $7 million to $170 million for the third quarter of 2011 compared to $163 million for the third quarter of 2010. The increase in depreciation and amortization was primarily as a result of:

•                  an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar; and

•                  costs related to the integration of acquisitions completed subsequent to the third quarter of 2010, including Resil and Erhard & Söhne.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.9% for the third quarter of 2011 compared to 5.7% for the third quarter of 2010.

SG&A expense increased $13 million to $341 million for the third quarter of 2011 compared to $328 million for the third quarter of 2010 primarily as a result of:

•                  an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•                  higher wages and other costs to support the growth in sales;

•                  $6 million related to acquisitions completed subsequent to the third quarter of 2010, including Resil, Pabsa and Erhard & Söhne; and

•                  due diligence costs related to completed and/or potential acquisitions.

These factors were partially offset by:

•                  lower incentive compensation;

•                  lower stock-based compensation; and

•                  the disposition of a non-strategic interior systems operation during the third quarter of 2011.

Equity Income

Equity income decreased $15 million to $28 million for the third quarter of 2011 compared to $43 million for the third quarter of 2010 primarily as a result of:

•                  including our share of the loss in our E-Car Systems partnership in equity loss for the entire third quarter of 2011 compared to only part of the third quarter of 2010 due to the change to equity accounting during the third quarter of 2010; and

•                  the disposal of an equity accounted investment in the second quarter of 2011.

Other Expense (Income)

Other expense (income) consist of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss.

During the three and nine months ended September 30, 2011, we recorded other expense (income) as follows:

	2011			2010
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Third Quarter
Loss on disposal of facility (1)	$113	$113	$0.47	$—	$—	$—
Settlement agreement (2)	11	11	0.05	—	—	—
Gain on deconsolidation of E-Car (5)	—	—	—	(16)	(16)	(0.07)
Total third quarter other expense	124	124	0.52	(16)	(16)	(0.07)

Second Quarter
Gain on disposal of investment (3)	(10)	(10)	(0.04)	—	—	—
Restructuring charges (6)	—	—	—	24	21	0.09
Total second quarter other expense	(10)	(10)	(0.04)	24	21	0.09

First Quarter
Write down of real estate (4)	9	9	0.04	—	—	—
Gain on disposal of facility (7)	—	—	—	(14)	(14)	(0.06)
Total first quarter other expense	9	9	0.04	(14)	(14)	(0.06)

Total year to date other expense	$123	$123	$0.50	$(6)	$(9)	$(0.04)

(1)         Loss on disposal of facility

During the third quarter of 2011, we sold a non-strategic interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, which was substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the arrangement we agreed to fund the buyer $67 million, to be satisfied with working capital, cash and the assumption of certain liabilities. Simultaneously, we reached a commercial settlement with one of the facility’s customers regarding the cancelation of certain production orders whereby we will reimburse the customer costs of $20 million.

(2)         Settlement agreement

On October 31, 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. We recorded an $11 million expense in the third quarter of 2011 in relation to these arrangements.

(3)         Gain on disposal of investment

During the second quarter of 2011, we sold our 40% non-controlling interest in an equity accounted investment for proceeds of $151 million and recognized a $10 million gain on the disposal.

(4)         Write down of real estate

As previously disclosed, during the first quarter of 2011, we determined that a group of five corporate real estate assets were non-core and should be held for disposal. Our founder, Mr. Stronach, subsequently expressed an interest in acquiring the properties and independent appraisals were obtained for each property under the oversight of the Board’s Corporate Governance and Compensation Committee. We subsequently reached a verbal agreement with Mr. Stronach on the terms of sale for three of the properties in this asset group within the appraised fair value range and on other terms negotiated and recommended by the Committee and approved by all the independent directors of the Board. Such sales to Mr. Stronach are expected to close in the fourth quarter of 2011. We also reached an agreement to sell the remaining two properties in this asset group to our former Co-Chief Executive Officer, Siegfried Wolf, at the prices and on the terms previously approved by the independent directors. Such sales to Mr. Wolf closed in the third quarter of 2011, but registration of the transfer of legal title remains subject to regulatory approvals which are expected in the fourth quarter of 2011.

(5)         Gain on deconsolidation of E-Car

During the third quarter of 2010, as a result of deconsolidating the E-Car partnership, we recorded an investment in the E-Car partnership at its fair value and recognized a $16 million gain.

As more fully described in note 4 of our 2010 audited consolidated financial statements, on August 31, 2010 we completed a court-approved plan of arrangement (the “Arrangement”) in which our dual-class share structure was collapsed. As part of the Arrangement, we purchased for cancellation all outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares.

Under the terms of the Arrangement, we established the E-Car Systems partnership with the Stronach group, the controlling partner. Accordingly, on September 1, 2010, we no longer controls the partnership, and therefore, our interest in the partnership is accounted for using the equity method. As a result of deconsolidating the E-Car Systems partnership, we showed a reduction of cash of $91 million representing the cash in the partnership at August 31, 2010. In addition, we recorded its investment in the E-Car partnership at its fair value on August 31, 2010 and recognized a $16 million gain in income.

(6)         Restructuring charges

During the second quarter of 2010, we recorded restructuring and rationalization costs of $24 million related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

(7)         Gain on disposal of facility

During the first quarter of 2010, we sold our interest in an electronics systems joint venture in China for proceeds of $30 million and recognized a $14 million gain on the disposal.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest income, net; and other expense (income).

	For the three months ended September 30,
	External Sales			Adjusted EBIT
	2011	2010	Change	2011	2010	Change
North America	$3,616	$3,159	$457	$300	$275	$25
Europe	2,950	2,359	591	(35)	12	(47)
Rest of World	392	215	177	14	18	(4)
Corporate and Other	12	45	(33)	7	3	4
Total reportable segments	$6,970	$5,778	$1,192	$286	$308	$(22)

Excluded from Adjusted EBIT for the third quarters of 2011 and 2010 were the following other expense (income) items, which have been discussed in the “Other Expense” section.

	For the three months ended September 30,
	2011	2010
North America
Settlement agreement	$11	$—
Europe
Loss on disposal of facility	113	—
Corporate and Other
Gain on deconsolidation of E-Car	—	(16)
	$124	$(16)

North America

Adjusted EBIT in North America increased $25 million to $300 million for the third quarter of 2011 compared to $275 million for the third quarter of 2010 primarily as a result of:

•                  increased margins earned on higher production sales including margins earned on the launch of new facilities;

•                  an increase in reported U.S. dollar EBIT due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  higher equity income;

•                  lower restructuring and downsizing costs;

•                  productivity and efficiency improvements at certain facilities;

•                  lower affiliation fees paid to Corporate; and

•                  lower employee profit sharing.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased commodity costs;

•                  higher warranty costs of $4 million;

•                  costs related to acquisitions completed subsequent to the third quarter of 2010;

•                  pre-operating costs incurred at new facilities; and

•                  net customer price concessions subsequent to the third quarter of 2010.

Europe

Adjusted EBIT in Europe decreased $47 million to a loss of $35 million for the third quarter of 2011 compared to earnings of $12 million for the third quarter of 2010 primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;

•                  higher commodity costs;

•                  higher warranty costs of $15 million;

•                  pre-operating costs incurred at new facilities;

•                  higher restructuring and downsizing costs;

•                  lower equity income; and

•                  net customer price concessions subsequent to the third quarter of 2010.

These factors were partially offset by:

•                  the disposition of a non-strategic interior systems operation during the third quarter of 2011;

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  increased margins earned on higher production sales; and

•                  productivity and efficiency improvements at certain facilities.

Rest of World

Rest of World Adjusted EBIT decreased $4 million to $14 million for the third quarter of 2011 compared to $18 million for the third quarter of 2010 primarily as a result of:

•                  costs related to new facilities, in particular in South America and China;

•                  losses incurred in acquisitions completed subsequent to the third quarter of 2010; and

•                  net customer price concessions subsequent to the third quarter of 2010.

These factors were partially offset by:

•                  increased margins earned on significantly higher production sales;

•                  an increase in equity income earned; and

•                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2010.

Corporate and Other

Corporate and Other Adjusted EBIT increased $4 million to $7 million for the third quarter of 2011 compared to $3 million for the third quarter of 2010 primarily as a result of:

•                  lower incentive compensation;

•                  a $16 million stock-based compensation charge in the third quarter of 2010 as a result of modifying option agreements with two departing employees; and

•                  lower stock-based compensation.

These factors were partially offset by:

•                  the $33 million benefit related to the recovery of previously expensed engineering and design costs in the third quarter of 2010; and

•                  lower equity income.

Interest Income, net

During the third quarter of 2011, we recorded net interest income of $2 million, compared to $4 million for the third quarter of 2010.

Operating Income

Operating income decreased $164 million to $164 million for the third quarter of 2011 compared to $328 million for the third quarter of 2010. Excluding other expense (income), discussed in the “Other Expense” section, operating income for the third quarter of 2011 decreased $24 million. The decrease in operating income, excluding other expense (income), is the result of the decrease in EBIT, as discussed above.

Income Taxes

The effective income tax rate on operating income was 39.0% for the third quarter of 2011 compared to 18.9% for the third quarter of 2010. In the third quarters of 2011 and 2010, income tax rates were impacted by the items discussed in the “Other Expense” section. Excluding other expense (income), the effective income tax rate increased to 22.2% for the third quarter of 2011 compared to 19.9% for the third quarter of 2010 primarily as a result of an increase in losses not benefitted in Europe.

Net Income

Net income decreased $166 million to $100 million for the third quarter of 2011 compared to $266 million for the third quarter of 2010. Excluding other expense (income), discussed in the “Other Expense” section, net income decreased $26 million. The decrease in net income is the result of the decrease in operating income and higher income taxes, both as discussed above.

Earnings per Share

	For the three months ended September 30,
	2011	2010	Change

Earnings per Common Share or Class B Share
Basic	$0.43	$1.15	- 63%
Diluted	$0.42	$1.14	- 63%

Average number of Common Shares and Class B Shares outstanding (millions)
Basic	239.7	230.4	+ 4%
Diluted	242.5	233.6	+ 4%

Diluted earnings per share decreased $0.72 to $0.42 for the third quarter of 2011 compared to $1.14 for the third quarter of 2010. Diluted earnings per share was impacted by other expense (income), as discussed in the “Other Expense” section. Other expense (income) negatively impacted our diluted earnings per share for the third quarter of 2011 by $0.52 and positively impacted diluted earnings per share for the third quarter of 2010 by $0.07. Excluding other expense (income), the $0.13 decrease in diluted earnings per share is a result of the decrease in net income, excluding other expense (income) described above, and by an increase in the weighted average number of diluted shares outstanding during the quarter.

The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of Common Shares during 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bid.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended September 30,
	2011	2010	Change

Net income	$100	$266
Items not involving current cash flows	293	146
	393	412
Changes in non-cash operating assets and liabilities	(148)	(24)	$(19)
Cash provided from operating activities	$245	$388	$(143)

Cash flow from operations before changes in non-cash operating assets and liabilities decreased $19 million to $393 million for the third quarter of 2011 compared to $412 million for the third quarter of 2010. The decrease in cash flow from operations was due to a $166 million decrease in net income, as discussed above, partially offset by a $147 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months
	ended September 30,
	2011	2010
Depreciation and amortization	$170	$163
Other non-cash charges	143	11
Amortization of other assets included in cost of goods sold	19	25
Amortization of employee wage buydown	—	5
Deferred income taxes	(11)	—
Fair value gain on deconsolidation	—	(16)
Equity income	(28)	(42)
Items not involving current cash flows	$293	$146

Cash invested in non-cash operating assets and liabilities amounted to $148 million for the third quarter of 2011 compared to $24 million for the third quarter of 2010. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended September 30,
	2011	2010
Accounts receivable	$(227)	$(110)
Inventories	(135)	(126)
Income taxes payable	(15)	74
Prepaid expenses and other	(14)	(6)
Accounts payable	241	183
Accrued salaries and wages	18	30
Other accrued liabilities	(16)	(68)
Deferred revenue	—	(1)
Changes in non-cash operating assets and liabilities	$(148)	$(24)

The increase in accounts receivable and accounts payable in the third quarter of 2011 was primarily due to an increase in production activities at the end of the third quarter of 2011 compared to the second quarter of 2011. The increase in inventories was primarily due to higher raw material inventory, tooling inventory and increased production inventory to support launch activities.

Capital and Investment Spending

	For the three months
	ended September 30,
	2011	2010	Change
Fixed asset additions	$(338)	$(175)
Investments and other assets	(40)	(26)
Fixed assets, investments and other assets additions	(378)	(201)
Purchase of subsidiaries	(5)	(6)
Deconsolidation of E-Car	—	(91)
Disposal of facility	(39)	—
Proceeds from disposition	34	52
Cash used for investment activities	$(388)	$(246)	$(142)

Fixed assets, investments and other assets additions

In the third quarter of 2011, we invested $338 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2011 was for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2011. Consistent with our strategy to expand in developing markets, approximately 24% (2010 - 14%) of this investment was in Russia China, Brazil and India.

In the third quarter of 2011, we invested $43 million in other assets related primarily to fully reimbursable tooling, engineering and capital costs for programs that will be launching subsequent to the third quarter of 2011.

Disposal of facility

During the third quarter of 2011, we sold a non-strategic interior systems operation which used $39 million of cash and recognized a $113 million loss on the disposition.

Proceeds from disposition

The $34 million of proceeds include:

•                  the normal course reimbursement received in respect of planning and engineering costs that were capitalized in prior periods; and

•                  normal course fixed and other asset disposals.

Financing

	For the three months
	ended September 30,
	2011	2010	Change
Increase (decrease) in bank indebtedness	$73	$(14)
Settlement of stock options	(5)	(4)
Repayments of debt	(10)	(28)
Issues of debt	1	—
Issues of Common Shares	7	2
Repurchase of Class B Shares	—	(300)
Contribution to subsidiaries by non-controlling interests	1	—
Repurchase of Common Shares	(197)	—
Cash dividends paid	(58)	(37)
Cash used for financing activities	$(188)	$(381)	$193

During the third quarter of 2011, we repurchased 5.5 million Common Shares for an aggregate purchase price of $197 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.25 for the third quarter of 2011, for a total of $58 million.

Financing Resources

	As at	As at
	September 30,	December 31,
	2011	2010	Change
Liabilities
Bank indebtedness	$128	$20
Long-term debt due within one year	17	19
Long-term debt	52	47
	197	86
Non-controlling interest	14	3
Shareholders’ equity	8,146	8,023
Total capitalization	$8,357	$8,112	$245

Total capitalization increased by $245 million to $8.4 billion at September 30, 2011 compared to $8.1 billion at December 31, 2010, primarily as a result of a $123 million increase in shareholders’ equity and a $111 million increase in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned during the first nine months of 2011; and

•                  Common Shares issued on the exercise of stock options.

These factors were partially offset by:

•                  the purchase for cancellation of Common Shares in connection with our normal course issuer bid;

•                  the $184 million other comprehensive loss incurred during the first nine months of 2011; and

•                  dividends paid during the first nine months of 2011.

Cash Resources

During the third quarter of 2011, our cash resources decreased by $0.4 billion to $1.3 billion as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.3 billion of which $2.1 billion was unused and available.

On July 8, 2011, we entered into a new four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaced a $2.0 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 2, 2011 were exercised:

Common Shares	236,821,674
Stock options (i)	8,344,331
245,166,005

(i)          Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2011 that are outside the ordinary course of our business. Refer to our MD&A included in our 2010 Annual Report.

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

Sales

	For the nine months
	ended September 30,
	2011	2010	Change

Vehicle Production Volumes (millions of units)
North America	9.699	8.967	+	8%
Western Europe	10.280	9.767	+	5%

Sales
External Production
North America	$10,478	$8,562	+	22%
Europe	6,484	5,005	+	30%
Rest of World	1,016	624	+	63%
Complete Vehicle Assembly	2,065	1,555	+	33%
Tooling, Engineering and Other	1,454	1,280	+	14%
Total Sales	$21,497	$17,026	+	26%

External Production Sales - North America

External production sales in North America increased 22% or $1.9 billion to $10.5 billion for the nine months ended September 30, 2011 compared to $8.6 billion for the nine months ended September 30, 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2010, including the:

•                  Chevrolet Cruze;

•                  BMW X3;

•                  Jeep Grand Cherokee;

•                  Dodge Durango;

•                  Ford Explorer CUV;

•                  Chevrolet Equinox; and

•                  Ford Fiesta;

•                  an increase in production volumes on certain existing programs;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  an increase in content on certain programs, including the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan; and

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2010; and

•                  an increase in sales for non-traditional markets.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the nine months ended September 30, 2010, including the:

•                  Mercury brand vehicles; and

•                  Ford Explorer SUV;

•                 a decrease in content on certain programs, including the Jeep Wrangler; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2010.

External Production Sales - Europe

External production sales in Europe increased 30% or $1.5 billion to $6.5 billion for the nine months ended September 30, 2011 compared to $5.0 billion for the nine months ended September 30, 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2010, including the:

•                  MINI Countryman;

•                  Porsche Cayenne and Volkswagen Touareg; and

•                  Audi A1;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;

•                  an increase in production volumes on certain existing programs;

•                  acquisitions completed subsequent to the nine months ended September 30, 2010, including Erhard & Söhne; and

•                  an increase in sales for non-traditional markets.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the nine months ended September 30, 2010, including the BMW X3;

•                  the disposition of a non-strategic interior systems operation during the nine months ended September 30, 2011; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2010.

External Production Sales — Rest of World

External production sales in Rest of World increased 63% or $0.4 billion to $1.0 billion for the nine months ended September 30, 2011 compared to $0.6 billion for the nine months ended September 30, 2010, primarily as a result of:

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2010, including Resil and Pabsa, which positively impacted sales by $108 million;

•                 the launch of new programs during or subsequent to the nine months ended September 30, 2010 in China and Brazil;

•                  a $49 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies, including the Chinese Renminbi, Brazilian real and Korean Won against the U.S. dollar; and

•                  an increase in production volumes on certain existing programs.

Complete Vehicle Assembly Sales

	For the nine months
	ended September 30,
	2011	2010	Change

Complete Vehicle Assembly Sales	$2,065	$1,555	+	33%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class, Aston Martin Rapide and BMW X3	100,465	55,519
Value-Added:
Chrysler 300 and Jeep Grand Cherokee	—	5,497
	100,465	61,016	+	65%

Complete vehicle assembly sales increased 33% or $0.5 billion to $2.1 billion for the nine months ended September 30, 2011 compared to $1.6 billion for the nine months ended September 30, 2010 while assembly volumes increased 65% or 39,449 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs during or subsequent to the nine months ended September 30, 2010, including the MINI Countryman;

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and Peugeot RCZ; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010; and

•                  a decrease in assembly volumes for the Aston Martin Rapide.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 14% or $0.2 billion to $1.5 billion for the nine months ended September 30, 2011 compared to $1.3 billion for the nine months ended September 30, 2010.

In the nine months ended September 30, 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Mercedes-Benz M-Class;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  Opel Calibra;

•                  BMW X3;

•                  Chery A6 Coupe;

•                  Peugeot RCZ;

•                  Dodge Journey;

•                  Chevrolet Camaro; and

•                  Skoda Fabia.

In the nine months ended September 30, 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Ford Fiesta;

•                  Jeep Grand Cherokee;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Chevrolet Silverado and GMC Sierra;

•                  Porsche Cayenne

•                  Audi A8; and

•                  Peugeot RCZ.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

Segment Analysis

	For the nine months ended September 30,
	External Sales			Adjusted EBIT
	2011	2010	Change	2011	2010	Change
North America	$11,115	$9,100	$2,015	$1,038	$842	$196
Europe	9,266	7,226	2,040	(19)	97	(116)
Rest of World	1,081	656	425	42	58	(16)
Corporate and Other	35	44	(9)	(15)	(37)	22
Total reportable segments	$21,497	$17,026	$4,471	$1,046	$960	$86

Excluded from Adjusted EBIT for the nine months periods ended 2011 and 2010 were the following other expenses (income) items, which have been discussed in the “Other Expense” section.

	For the nine months
	ended September 30,
	2011	2010

North America
Settlement agreement	$11	$—
Restructuring charges	$—	24
	11	24

Europe
Loss on disposal of facility	113	—

Rest of World
Gain on disposal of facility	—	(14)

Corporate and Other
Gain on disposal of investment	(10)	—
Write down of real estate	9	—
Gain on deconsolidation of E-Car	—	(16)
	(1)	(16)

	$123	$(6)

North America

Adjusted EBIT in North America increased $0.2 billion to $1.0 billion for the nine months ended September 30, 2011 compared to $0.8 billion for the nine months ended September 30, 2010 primarily as a result of:

•                  increased margins earned on higher production sales including margin earned on the launch of new facilities and new programs;

•                  an increase in reported U.S. dollar EBIT due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  higher equity income;

•                  productivity and efficiency improvements at certain facilities; and

•                  lower restructuring and downsizing costs.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  higher employee profit sharing;

•                  increased commodity costs;

•                  operational inefficiencies and other costs at certain facilities;

•                  pre-operating costs incurred at new facilities;

•                  higher warranty costs of $9 million;

•                  costs related to the integration of acquisitions completed subsequent to the nine months ended September 30, 2010;

•                  higher affiliation fees paid to corporate; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2010.

Europe

Adjusted EBIT in Europe decreased $116 million to a loss of $19 million for the nine months ended September 30, 2011 compared to earnings $97 million for the nine months ended September 30, 2010 primarily as a result of:

•                 operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;

•                  favourable settlement of certain commercial items in the nine months ended September 30, 2010;

•                  higher commodity costs;

•                  pre-operating costs incurred at new facilities;

•                  higher warranty costs of $13 million;

•                  higher restructuring and downsizing costs;

•                  recovery, in the nine months ended September 30, 2010, of receivables previously provided for; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2010.

These factors were partially offset by:

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  increased margins earned on higher production sales;

•                  lower employee profit sharing;

•                  productivity and efficiency improvements at certain facilities; and

•                  the disposition of a non-strategic interior systems operation during the nine months ended September 30, 2011.

Rest of World

Rest of World adjusted EBIT decreased $16 million to $42 million for the nine months ended September 30, 2011 compared to $58 million for the nine months ended September 30, 2010 primarily as a result :

•                  costs related to new facilities, in particular in South America, China and India;

•                  losses incurred in acquisitions completed subsequent to the third quarter of 2010;

•                  higher commodity costs; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2010.

These factors were partially offset by:

•                  increased margins earned on higher production sales;

•                  an increase in equity income earned; and

•                  incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2010.

Corporate and Other

Corporate and Other adjusted EBIT increased $22 million to a loss of $15 million for the nine months ended September 30, 2011 compared to a loss of $37 million for the nine months ended September 30, 2010, primarily as a result of:

•                  lower incentive compensation;

•                  a $16 million stock-based compensation charge in the third quarter of 2010 as a result of modifying option agreements with two departing employees; and

•                  an increase in affiliation fees earned from our divisions.

The factors were partially offset by:

•                  the $33 million benefit related to the recovery of previously expensed engineering and design costs in the third quarter of 2010; and

•                  lower equity income.

SUBSEQUENT EVENTS

[a]     Cooperation Regarding Regulatory Investigation

On October 13, 2011, we announced that we are cooperating with the United States Department of Justice (“DOJ”) with respect to an ongoing antitrust investigation of the automobile tooling industry. In connection with such investigation, the DOJ has requested documents related to various tooling bids, including a tooling program for which a subsidiary unit of ours acted as a Tier 1 tooling supplier.

[b]     Normal Course Issuer Bid

Subject to approval by the TSX and the NYSE, our Board of Directors approved a normal course issuer bid to purchase up to 12 million of our Common Shares, representing approximately 5% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 11, 2011 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 26 of our 2010 audited consolidated financial statements, which describes these claims.

For a discussion of risk factors relating to legal and other claims against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: global expansion and future sales and earnings growth; implementation of improvement plans and operating results improvement in Europe; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic growth or a deterioration of economic conditions; the impact of potential disruptions in the capital and credit markets; uncertainty with respect to the financial condition of a number of governments, particularly in Europe; production volume levels; the impact of the insolvency or bankruptcy of a critical supplier; the highly competitive nature of the automotive parts supply business; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; the inability of sub-suppliers to timely accommodate demand for their parts; a shift away from technologies in which we are investing; restructuring, downsizing and/or other significant non-recurring costs; impairment charges related to goodwill, long-lived assets and deferred tax assets; our ability to diversify our sales; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; our ability to shift our manufacturing footprint to take advantage of opportunities in growing markets; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other growing markets; exposure to elevated commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the potential bankruptcy of a major automotive customer; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2011	2010	2011	2010

Sales		$6,970	$5,778	$21,497	$17,026

Costs and expenses
Cost of goods sold		6,201	5,022	18,993	14,762
Depreciation and amortization		170	163	507	489
Selling, general and administrative	10	341	328	1,044	937
Other expense (income)	2	124	(16)	123	(6)
Interest income, net		(2)	(4)	(3)	(7)
Equity income, net		(28)	(43)	(93)	(122)
Income from operations before income taxes		164	328	926	973
Income taxes		64	62	222	189
Net income		100	266	704	784
Net loss attributable to non-controlling interests		2	—	2	—
Net income attributable to Magna International Inc.		$102	$266	$706	$784

Earnings per Common Share:
Basic	3	$0.43	$1.15	$2.93	$3.47
Diluted	3	$0.42	$1.14	$2.89	$3.43

Cash dividends paid per Common Share		$0.25	$0.15	$0.75	$0.24

Average number of Common Shares outstanding during the period [in millions]:
Basic		239.7	230.4	240.9	226.2
Diluted		242.5	233.6	244.7	228.9

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2011	2010	2011	2010

Net income		$100	$266	$704	$784
Other comprehensive (loss) income:	11
Net unrealized (loss) gain on translation of net investment in foreign operations		(415)	288	(110)	10
Net unrealized (loss) gain on available-for-sale investments		(6)	8	(9)	8
Net unrealized (loss) gain on cash flow hedges		(69)	30	(39)	65
Reclassifications of net gain on cash flow hedges to net income		(10)	(4)	(28)	(20)
Pension and post retirement benefits		—	1	1	1
Other comprehensive (loss) income		(500)	323	(185)	64

Comprehensive (loss) income		(400)	589	519	848
Comprehensive income attributable to non-controlling interests		2	—	3	—
Comprehensive (loss) income attributable to Magna International Inc.		$(398)	$589	$522	$848

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2011	2010	2011	2010

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$100	$266	$704	$784
Items not involving current cash flows	4	293	146	670	464
		393	412	1,374	1,248
Changes in non-cash operating assets and liabilities	4	(148)	(24)	(926)	(272)
Cash provided from operating activities		245	388	448	976

INVESTMENT ACTIVITIES
Fixed asset additions		(338)	(175)	(708)	(464)
Purchase of subsidiaries		(5)	(6)	(19)	(8)
Increase in investments and other assets		(40)	(26)	(140)	(93)
Deconsolidation of E-Car	2	—	(91)	—	(91)
Disposal of facilities	2	(39)	—	112	30
Proceeds from disposition		34	52	110	222
Cash used for investment activities		(388)	(246)	(645)	(404)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		73	(14)	106	17
Issues of debt		1	—	10	5
Repayments of debt		(10)	(28)	(22)	(66)
Settlement of stock options		(5)	(4)	(30)	(4)
Issue of Common Shares		7	2	58	11
Repurchase of Common Shares		(197)	—	(285)	—
Repurchase of Class B Shares	2	—	(300)	—	(300)
Contribution to subsidiaries by non-controlling interests		1	—	9	—
Dividends paid		(58)	(37)	(177)	(57)
Cash used for financing activities		(188)	(381)	(331)	(394)

Effect of exchange rate changes on cash and cash equivalents		(86)	59	(26)	(4)

Net (decrease) increase in cash and cash equivalents during the period		(417)	(180)	(554)	174
Cash and cash equivalents, beginning of period		1,744	1,624	1,881	1,270
Cash and cash equivalents, end of period		$1,327	$1,444	$1,327	$1,444

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2011	2010

ASSETS
Current assets
Cash and cash equivalents	4	$1,327	$1,881
Accounts receivable		4,729	3,543
Inventories	5	2,091	1,822
Income taxes receivable		19	—
Deferred tax assets		72	77
Prepaid expenses and other		146	162
		8,384	7,485

Investments	2, 12	448	575
Fixed assets, net		3,899	3,742
Goodwill		1,184	1,194
Deferred tax assets		79	60
Other assets	6	622	640
		$14,616	$13,696

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$128	$20
Accounts payable		4,006	3,496
Accrued salaries and wages		519	445
Other accrued liabilities	7	1,043	899
Income taxes payable		—	55
Deferred tax liabilities		16	31
Long-term debt due within one year	8	17	19
		5,729	4,965

Deferred revenue		10	15
Long-term debt	8	52	47
Other long-term liabilities	9	572	551
Deferred tax liabilities		93	92
		6,456	5,670

Shareholders’ equity
Common Shares [issued: 236,813,474; December 31, 2010 — 242,564,616]		4,440	4,500
Contributed surplus		61	56
Retained earnings		3,107	2,715
Accumulated other comprehensive income	11	538	752
		8,146	8,023

Non-controlling interest		14	3
		8,160	8,026
		$14,616	$13,696

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
	[in millions]

Balance, December 31, 2010	242.6	$4,500	$56	$2,715	$752	$3	$8,026
Net income				706		(2)	704
Other comprehensive loss					(184)	(1)	(185)
Contribution to subsidiaries by non-controlling interests						9	9
Acquisition of subsidiaries						5	5
Shares issued (repurchased):
Exercise of stock options	1.4	69	(11)				58
Release of restricted stock		5	(5)				—
Repurchase and cancellation under normal course issuer bid	(7.2)	(136)		(119)	(30)		(285)
Stock-based compensation expense			29				29
Settlement of stock options			(8)	(16)			(24)
Dividends paid		2		(179)			(177)
Balance, September 30, 2011	236.8	$4,440	$61	$3,107	$538	$14	$8,160

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
	[in millions]

Balance, December 31, 2009	223.9	$3,779	$32	$2,803	$685	$—	$7,299
Net income				784			784
Other comprehensive income					64		64
Shares issued (repurchased):
Exercise of stock options	0.6	12	(1)				11
Release of restricted stock		6	(6)				—
Repurchase and cancellation under normal course issuer bid	(0.2)
Issued under the Arrangement [note 2]	18.0	663					663
Repurchase of Class B Shares [note 2]				(976)			(976)
Stock-based compensation expense			39				39
Settlement of stock options			(4)				(4)
Dividends paid		1		(58)			(57)
Balance, September 30, 2010	242.3	$4,461	$60	$2,553	$749	$—	$7,823

(i)     AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]          Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in notes 1 and 28 to the annual consolidated financial statements for the year ended December 31, 2010.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the December 31, 2010 audited consolidated financial statements and notes included in the Company’s 2010 Annual Report and the unaudited interim consolidated financial statements and notes included in the Company’s first and second quarter reports to shareholders.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2011 and the results of operations, cash flows and changes in equity for the three-month and nine-month periods ended September 30, 2011 and 2010.

[b]          Accounting Changes

Adoption of United States Generally Accepted Accounting Principles

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards [“IFRS”] for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, management undertook a detailed review of the implications of Magna having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 52-107, “Accounting Principles and Auditing Standards”.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company’s industry comparables, and (iii) the financial reporting needs of the Company’s market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, management determined that Magna would adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2011 on a retrospective basis. All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

The adoption of U.S. GAAP did not have a material change on the Company’s accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010.

Multiple-Deliverable Revenue Arrangements

In October 2009, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2009-13, “Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements”. This ASU eliminates the requirement that undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. This may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the current requirements. For Magna, this ASU is effective for revenue arrangements entered into or materially modified on or after January 1, 2011. This change did not have a material impact on the interim consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[c]          Future Accounting Policies

Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. Reclassification adjustments between net income and other comprehensive income must be shown on the face of the statement(s), with no resulting change in net earnings. This new standard will be effective for the Company in the first quarter of 2012. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements.

Fair Value Measurement

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. This new standard will be effective for the Company in the first quarter of 2012. The adoption of this ASU will not significantly affect the Company’s financial statements.

[d]          Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              OTHER EXPENSE (INCOME)

Other expense (income) consists of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss. Other expense (income) consists of:

		Nine months ended
		September 30,
		2011	2010

Third Quarter
Loss on disposal of facility	[i]	$113	$—
Settlement agreement	[ii]	11	—
Gain on deconsolidation of E-Car	[v]	—	(16)
		124	(16)

Second Quarter
Gain on disposal of investment	[iii]	(10)	—
Restructuring charges	[vi]	—	24
		(10)	24

First Quarter
Write down of real estate	[iv]	9	—
Gain on disposal of facility	[vii]	—	(14)
		9	(14)

		$123	$(6)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE (INCOME) (CONTINUED)

For the nine months ended September 30, 2011:

[i]            Loss on disposal of facility

During the third quarter of 2011, the Company sold a non strategic interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, whose long-lived assets were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the arrangement the Company agreed to fund the buyer $67 million (€48 million), to be satisfied with working capital, cash and the assumption of certain liabilities. Simultaneously, the Company reached a commercial settlement with one of the facility’s customers regarding the cancelation of certain production orders whereby the Company will reimburse the customer costs of $20 million (€14 million).

[ii]        Settlement agreement

On October 31, 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. The Company recorded an $11 million expense in the third quarter of 2011 in relation to these arrangements.

[iii]    Gain on disposal of investment

On June 3, 2011, the Company sold its 40% non-controlling interest in an equity accounted investment for proceeds of $151 million [Cdn$147 million] and recognized a $10 million gain on disposal.

[iv]       Write down of real estate

As previously disclosed, during the first quarter of 2011, the Company determined that a group of five corporate real estate assets were non-core and should be held for disposal. As the Company’s founder, Mr. Stronach, subsequently expressed an interest in acquiring the properties and independent appraisals were obtained for each property under the oversight of the Board’s Corporate Governance and Compensation Committee. The Company subsequently reached a verbal agreement with Mr. Stronach on the terms of sale for three of the properties in this asset group within the appraised fair value range and on other terms negotiated and recommended by the Committee and approved by all the independent directors of the Board. Such sales to Mr. Stronach are expected to close in the fourth quarter of 2011. The Company also reached an agreement to sell the remaining two properties in this asset group to the Company’s former Co-Chief Executive Officer, Siegfried Wolf, at the prices and on the terms previously approved by the independent directors. Such sales to Mr. Wolf closed in the third quarter of 2011, but registration of the transfer of legal title remains subject to regulatory approvals which are expected in the fourth quarter of 2011.

For the nine months ended September 30, 2010:

[v]           Gain on deconsolidation of E-Car

As more fully described in note 4 of the Company’s 2010 audited consolidated financial statements, on August 31, 2010 the Company completed a court-approved plan of arrangement [the “Arrangement”] in which the Company’s dual-class share structure was collapsed. As part of the arrangement, the Company purchased for cancellation all outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares.

Under the terms of the Arrangement, the Company established the E-Car Systems partnership with the Stronach group, the controlling partner. Accordingly, on September 1, 2010, the Company no longer controls the partnership, and therefore, the Company’s interest in the partnership is accounted for using the equity method. As a result of deconsolidating the E-Car Systems partnership, the Company showed a reduction of cash of $91 million representing the cash in the partnership at August 31, 2010. In addition, the Company recorded its investment in the E-Car partnership at its fair value on August 31, 2010 and recognized a $16 million gain in income.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE (INCOME) (CONTINUED)

[vi]       Restructuring charges

During the second quarter of 2010, the Company recorded restructuring and rationalization costs of $24 million related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

[vii]   Gain on disposal of facility

During the first quarter of 2010, the Company sold its interest in an electronics systems joint venture in China for proceeds of $30 million and recognized a $14 million gain on disposal.

3.              EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$102	$266	$706	$784

Average number of Common Shares outstanding	239.7	230.4	240.9	226.2

Basic earnings per Common Share	$0.43	$1.15	$2.93	$3.47

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$102	$266	$706	$784

Average number of Common Shares outstanding	239.7	230.4	240.9	226.2
Adjustments
Stock options and restricted stock [a]	2.8	3.2	3.8	2.7
	242.5	233.6	244.7	228.9

Diluted earnings per Common Share	$0.42	$1.14	$2.89	$3.43

[a]      Diluted earnings per Common Share exclude 2.7 million [2010 –  3.6 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]          Cash and cash equivalents:

	September 30,	December 31,
	2011	2010

Bank term deposits, bankers’ acceptances and government paper	$1,083	$1,565
Cash	244	316
	$1,327	$1,881

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Depreciation and amortization	$170	$163	$507	$489
Other non-cash charges	143	12	200	72
Amortization of other assets included in cost of goods sold	19	25	56	53
Fair value gain on deconsolidation [note 2]	—	(16)	—	(16)
Amortization of employee wage buydown	—	5	6	14
Deferred income taxes	(11)	—	(6)	(26)
Equity income	(28)	(43)	(93)	(122)
	$293	$146	$670	$464

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Accounts receivable	$(227)	$(110)	$(1,237)	$(1,124)
Inventories	(135)	(126)	(323)	(305)
Income taxes (payable) receivable	(15)	74	(57)	197
Prepaid expenses and other	(14)	(6)	(21)	(17)
Accounts payable	241	183	513	699
Accrued salaries and wages	18	30	84	140
Other accrued liabilities	(16)	(68)	120	141
Deferred revenue	—	(1)	(5)	(3)
	$(148)	$(24)	$(926)	$(272)

5.              INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2011	2010

Raw materials and supplies	$840	$724
Work-in-process	240	202
Finished goods	252	226
Tooling and engineering	759	670
	$2,091	$1,822

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2011	2010

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$304	$309
Long-term receivables	166	129
Patents and licences, net	37	33
Other, net	115	169
	$622	$640

7.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2011	2010

Balance, beginning of period	$68	$75
Expense, net	10	10
Settlements	(9)	(4)
Foreign exchange and other	4	(2)
Balance, March 31	73	79
Expense, net	9	11
Settlements	(12)	(19)
Foreign exchange and other	3	(4)
Balance, June 30	73	67
Expense (income), net	17	(2)
Settlements	(5)	(4)
Foreign exchange and other	(5)	4
Balance, September 30	$80	$65

8.              LONG-TERM DEBT

On July 8, 2011, the Company entered into a new four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaces a $2.0 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

9.              EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Defined benefit pension plan and other	$3	$3	$11	$10
Termination and long service arrangements	6	5	21	17
Retirement medical benefits plan	1	—	1	—
	$10	$8	$33	$27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       STOCK-BASED COMPENSATION

[a]          Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2011			2010
	Options outstanding			Options outstanding
			Number			Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	11,142,450	34.22	3,362,116	7,150,544	34.26	4,988,544
Granted	—	—	—	5,050,000	30.00	—
Exercised	(1,079,779)	44.94	(1,079,779)	(408,924)	22.52	(408,924)
Cancelled	—	—	—	(51,000)	36.64	(51,000)
Vested	—	—	2,400,001	—	—	716,666
March 31	10,062,671	33.07	4,682,338	11,740,620	32.83	5,245,286
Granted	—	—	—	70,000	35.98	—
Exercised (ii)	(1,216,973)	25.72	(1,216,973)	(97,180)	25.86	(97,180)
Cancelled	(66,666)	30.00	—	(13,812)	43.72	(13,812)
Vested	—	—	72,000	—	—	2,000
June 30	8,779,032	34.11	3,537,365	11,699,628	32.89	5,136,294
Exercised (iii)	(426,501)	25.57	(426,501)	(53,968)	28.13	(53,968)
Cancelled (iv)	—	—	—	(243,000)	26.57	(243,000)
Vested	—	—	2,000	—	—	2,000
September 30	8,352,531	34.55	3,112,864	11,402,660	33.05	4,841,326

(i)	The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)

During the second quarter of 2011, the Company’s Honorary Chairman and Founder, Mr. Stronach, exercised 1,083,333 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $25 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange (“TSX”) on the date of exercise and the aggregate Exercise Price of all such options surrendered.

(iii)

During the third quarter of 2011, 200,001 options were exercised on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $5 million were made to the stock option holder which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the TSX on the date of exercise and the aggregate Exercise Price of all such options surrendered.

(iv)

On August 19, 2010, options to acquire 243,000 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $4 million and was charged to contributed surplus.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       STOCK-BASED COMPENSATION (CONTINUED)

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Risk free interest rate	—	2.00%	—	2.27%
Expected dividend yield	—	2.00%	—	2.00%
Expected volatility	—	35%	—	35%
Expected time until exercise	—	3 years	—	4 years

Weighted average fair value of options granted or modified in period (Cdn$)	$—	$13.92	$—	$9.39

During the three-month period ended September 30, 2010, following the resignation of two employees of the Company, option agreements with these employees were modified, which resulted in a one-time charge to compensation expense of $16 million. This charge represents the fair value of the options at the date of modification net of the originally measured compensation cost which has been reversed.

Compensation expense related to the incentive stock option plan recorded in selling, general and administrative expenses during the three and nine-month periods ended September 30, 2011 was $5 million [2010 - $23 million] and $17 million [2010 - $33 million], respectively.

[b]          Long-term retention program

Information about the Company’s long-term retention program is as follows [number of shares in table below are expressed in whole numbers]:

	September 30,
	2011	2010

Common Shares awarded and not released	1,026,304	1,182,736

Reduction in stated value of Common Shares	$34	$39

Unamortized compensation expense recorded as a reduction of shareholders’ equity	$3	$12

Compensation expense related to the long-term retention program recorded in selling, general and administrative expenses during the three and nine-month periods ended September 30, 2011 was $2 million [2010 - $2 million] and $6 million [2010 - $6 million], respectively.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2011	2010

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$744	$727
Net unrealized gain on translation of net investment in foreign operations	235	20
Repurchase of shares under normal course issuer bid	(9)	—
Balance, March 31	970	747
Net unrealized gain (loss) on translation of net investment in foreign operations	71	(298)
Balance, June 30	1,041	449
Net unrealized (loss) gain on translation of net investment in foreign operations	(415)	288
Repurchase of shares under normal course issuer bid	(21)	—
Balance, September 30	605	737

Accumulated net unrealized (loss) gain on cash flow hedges (i)
Balance, beginning of period	55	2
Net unrealized gain on cash flow hedges	25	59
Reclassifications of net gain on cash flow hedges to net income	(7)	—
Balance, March 31	73	61
Net unrealized gain (loss) on cash flow hedges	5	(24)
Reclassifications of net gain on cash flow hedges to net income	(11)	(16)
Balance, June 30	67	21
Net unrealized (loss) gain on cash flow hedges	(69)	30
Reclassifications of net gain on cash flow hedges to net income	(10)	(4)
Balance, September 30	(12)	47

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	11	—
Net unrealized loss on investments	(3)	—
Balance, March 31	8	—
Net unrealized loss on investments	—	—
Balance, June 30	8	—
Net unrealized (loss) gain on investments	(6)	8
Balance, September 30	2	8

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of period	(58)	(44)
Net unrealized gain on other long-term liabilities	1	1
Balance, March 31	(57)	(43)
Net unrealized loss on other long-term liabilities	—	(1)
Balance, June 30	(57)	(44)
Net unrealized gain on other long-term liabilities	—	1
Balance, September 30	(57)	(43)

Total accumulated other comprehensive income	$538	$749

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

(i)          The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

	2011	2010

Balance, beginning of period	$(17)	$(2)
Net unrealized gain on cash flow hedges	(8)	(14)
Reclassifications of net gain on cash flow hedges to net income	3	2
Balance, March 31	(22)	(14)
Net unrealized (gain) loss on cash flow hedges	(4)	9
Reclassifications of net gain on cash flow hedges to net income	5	4
Balance, June 30	(21)	(1)
Net unrealized loss (gain) on cash flow hedges	27	(13)
Reclassifications of net gain on cash flow hedges to net income	4	1
Balance, September 30	$10	$(13)

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $17 million [net of income tax benefit of $4 million].

12.       FINANCIAL INSTRUMENTS

[a]      The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2011	2010
Held for trading
Cash and cash equivalents	$1,327	$1,881
Investment in asset-backed commercial paper	81	84
	$1,408	$1,965
Held to maturity investments
Severance investments	$5	$5

Available-for-sale
Equity investments	$9	$19

Loans and receivables
Accounts receivable	$4,729	$3,543
Long-term receivables included in other assets	166	129
	$4,894	$3,672
Other financial liabilities
Bank indebtedness	$128	$20
Long-term debt (including portion due within one year)	69	66
Accounts payable	4,006	3,496
	$4,203	$3,582
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$22	$58
Other assets	16	40
Other accrued liabilities	(36)	(17)
Other long-term liabilities	(31)	(13)
	(29)	68
Natural gas contracts
Other accrued liabilities	(5)	(6)
Other long-term liabilities	(3)	(5)
	(8)	(11)
	$(37)	$57

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]     Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

Investments

At September 30, 2011, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$125 million [December 31, 2010 - Cdn$127 million]. The carrying value and estimated fair value of this investment was Cdn$84 million [December 31, 2010 - Cdn$84 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At September 30, 2011, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $9 million, which was based on the closing share price of the investments on September 30, 2011.

Term debt

The Company’s term debt includes $17 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

[c]     Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widen considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three and nine-month periods ended September 30, 2011, sales to the Company’s six largest customers represented 82% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]     Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at September 30, 2011, the net foreign exchange exposure was not material.

[e]     Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

[f]      Foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. However, as a result of hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates.

In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At September 30, 2011, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	263	600
euro amount	47	14

For U.S. dollars
Peso amount	3,773	108

For euros
U.S. amount	62	102
GBP amount	142	9
Czech Koruna amount	3,628	40
Polish Zlotys amount	191	34

Forward contracts mature at various dates through 2014. Foreign currency exposures are reviewed quarterly.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       CONTINGENCIES

[a]     In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[i]        In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence until late 2012, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]     In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 7]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest income, net; and other (expense) income.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes.

	Three months ended				Three months ended
	September 30, 2011				September 30, 2010
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,438	$1,330		$554	$1,286	$1,195		$633
United States	1,722	1,607		727	1,504	1,393		670
Mexico	730	679		431	609	571		353
Eliminations	(249)	—		—	(228)	—		—
	3,641	3,616	$300	1,712	3,171	3,159	$275	1,656
Europe
Euroland	2,390	2,348		1,009	1,940	1,905		955
Great Britain	231	230		54	195	195		59
Other European countries	404	372		496	283	259		450
Eliminations	(46)	—		—	(28)	—		—
	2,979	2,950	(35)	1,559	2,390	2,359	12	1,464
Rest of World	407	392	14	309	244	215	18	159
Corporate and Other (i)	(57)	12	7	319	(27)	45	3	347
Total reportable segments	6,970	6,970	286	3,899	5,778	5,778	308	3,626
Other (expense) income			(124)				16
Interest income, net			2				4
	$6,970	$6,970	$164	3,899	$5,778	$5,778	$328	3,626
Current assets				8,384				7,723
Investments, goodwill, deferred tax assets, and other assets				2,333				2,363
Consolidated total assets				$14,616				$13,712

(i)            Corporate and Other includes equity loss of $15 million [2010 — $2 million] related to the Company’s proportionate share of the net loss in the E-Car Systems partnership. For the three months ended September 30, 2010, Corporate and Other also includes sales of $5 million and an Adjusted EBIT loss of $12 million related to the E-Car Systems operations prior to the deconsolidation of E-Car under the Arrangement [Note 2].

For the three months ended September 30, 2011, E-Car Systems operations had sales of $26 million [2010 - $9 million], an Adjusted EBIT loss of $20 million [2010 - $15 million] and fixed assets of $82 million [2010 - $56 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       SEGMENTED INFORMATION (CONTINUED)

	Nine months ended				Nine months ended
	September 30, 2011				September 30, 2010
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$4,510	$4,203		$554	$3,830	$3,565		$633
United States	5,297	4,905		727	4,252	3,909		670
Mexico	2,162	2,007		431	1,741	1,626		353
Eliminations	(789)	—		—	(680)	—		—
	11,180	11,115	$1,038	1,712	9,143	9,100	$842	1,656
Europe
Euroland	7,568	7,437		1,009	5,871	5,766		955
Great Britain	649	647		54	601	601		59
Other European countries	1,270	1,182		496	933	859		450
Eliminations	(131)	—		—	(96)	—		—
	9,356	9,266	(19)	1,559	7,309	7,226	97	1,464
Rest of World	1,148	1,081	42	309	716	656	58	159
Corporate and Other (i)	(187)	35	(15)	319	(142)	44	(37)	347
Total reportable segments	21,497	21,497	1,046	3,899	17,026	17,026	960	3,626
Other (expense) income			(123)				6
Interest income, net			3				7
	$21,497	$21,497	$926	3,899	$17,026	$17,026	$973	3,626
Current assets				8,384				7,723
Investments, goodwill deferred tax assets and other assets				2,333				2,363
Consolidated total assets				$14,616				$13,712

(i)            Corporate and Other includes equity loss of $53 million [2010 — $2 million] related to the Company’s proportionate share of the net loss in the E-Car Systems partnership. For the nine months ended September 30, 2010, Corporate and Other also includes sales of $8 million and an Adjusted EBIT loss of $50 million related to the E-Car Systems operations prior to the deconsolidation of E-Car under the Arrangement [note 2].

For the nine months ended September 30, 2011, E-Car Systems operations had sales of $62 million [2010 - $12 million], an Adjusted EBIT loss of $73 million [2010 - $53 million] and fixed assets of $82 million [2010 - $56 million].

15.       SUBSEQUENT EVENTS

[a]    Cooperation Regarding Regulatory Investigation

On October 13, 2011, the Company announced that it is cooperating with the United States Department of Justice (“DOJ”) with respect to an ongoing antitrust investigation of the automobile tooling industry. In connection with such investigation, the DOJ has requested documents related to various tooling bids, including a tooling program for which a subsidiary unit of the Company acted as a Tier 1 tooling supplier.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       SUBSEQUENT EVENTS (CONTINUED)

[b]    Normal Course Issuer Bid

Subject to approval by the TSX and the New York Stock Exchange (“NYSE”), the Company’s Board of Directors approved a normal course issuer bid to purchase up to 12 million of the Company’s Common Shares, representing approximately 5% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and and/or the Company’s obligations to our deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 11, 2011 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

16.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.